Exhibit 99.12

FORM OF RELEASE TO STOCK EXCHANGES DATED OCTOBER 19, 2016

STOCK EXCHANGE INTIMATION

The Board of Directors in their meeting held on October 14, 2016, on the recommendation of Nomination and Remuneration Committee, have approved the revised annual compensation of U.B. Pravin Rao, Chief Operating Officer and Whole Time Director of the Company, with effect from November 1, 2016, subject to the approval of the shareholders.

Key Management Personnel (KMP)	Designation	Fixed Salary in INR p.a	Variable Salary in INR p.a #
U.B. Pravin Rao*	Chief Operating Officer	4,62,50,000	3,87,50,000

*	revised salary and Restricted stock units (RSU) / Employee Stock Option (ESOP) grants is subject to shareholders approval
#	on achievement of targets set by the Board.

Based on fiscal 2016 performance, 27,250 restricted stock units (RSU) and 43,000 stock options (ESOP) would be granted once approved by Shareholders. This grant will be under the 2015 Stock Incentive Compensation Plan (2015 plan), approved by the shareholders vide postal ballot dated March 31, 2016. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders. RSUs and stock options, in future periods, will be granted on achievement of performance conditions, as may be decided by the Nomination and Remuneration Committee.

The Board of Directors in their meeting held on October 14, 2016, on the recommendation of the Nomination and Remuneration Committee, have approved the revised compensation structure of Mohit Joshi, Rajesh K Murthy, Ravikumar S, Sandeep Dadlani, David Kennedy, M.D. Ranganath, Krishnamurthy Shankar and Manikantha AGS with effect from November 1, 2016. The Audit committee in their meeting held on October 13, 2016, resolved to include Mohit Joshi, Sandeep Dadlani, Rajesh K Murthy, RaviKumar S., Krishnamurthy Shankar and David Kennedy as key managerial personnel (KMP) as defined under Ind-AS 24 – Related Party Disclosures effective from the date of the meeting. Dr. Vishal Sikka, U.B. Pravin Rao, M.D. Ranganath and Manikantha AGS are key managerial personnel as defined under Section 2 (51) of the Companies Act, 2013.

KMP	Designation	Fixed Salary in US $ p.a	Variable Salary in US $ p.a #
David Kennedy	General Counsel & Chief Compliance Officer	557,500	472,500
Mohit Joshi	President	625,000	500,000
Rajesh K. Murthy	President	540,000	450,000
Ravi Kumar S.	President	625,000	500,000
Sandeep Dadlani	President	625,000	500,000
TOTAL in US $ per annum		2,972,500	2,422,500
Total in INR ^ per annum (A)		197,671,250	161,096,250

^ converted @ 66.50 per US$

KMP	Designation	Fixed Salary in INR p.a	Variable Salary in INR p.a #
M.D. Ranganath	Chief Financial Officer	2,00,00,000	2,00,00,000
Krishnamurthy Shankar	Group Head - Human Resources	2,34,30,204	1,86,15,000
Manikantha A G S	Company Secretary	37,18,781	12,71,566
Total in INR per annum (B)		4,71,48,985	3,98,86,566
GRAND TOTAL (A+B)		24,48,20,235	20,09,82,816
Rounded off (In crore)		24	20

# on achievement of targets set by the Company.

Based on fiscal 2016 performance, aggregate RSU's of 245,750 and ESOP's of 502,550 will be granted to the KMP as mentioned below with effect from November 1, 2016 under the 2015 Stock Incentive Compensation Plan (2015 plan), approved by the shareholders vide postal ballot dated March 31, 2016. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the committee. The exercise price of RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant or the price as determined under the applicable law in respective jurisdictions. The details of the Stock incentive units to be granted is as under:

	Number of Stock Incentive units to be granted
KMP	Number of RSUs	Number of ESOPs
Mohit Joshi	52,350	1,12,750
Rajesh K. Murthy	45,000	96,900
Ravi Kumar S.	52,350	1,12,750
Sandeep Dadlani	52,350	1,12,750
M.D. Ranganath	30,650	48,400
Manikantha A G S	1,000	–
Krishnamurthy Shankar	12,050	19,000
TOTAL	2,45,750	5,02,550